SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2010

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: January 14, 2010	By	/S/ S. J. CHENG
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:

In Taiwan R.O.C.	In the U.S.
Dr. S.K. Chen	David Pasquale
ChipMOS TECHNOLOGIES (Bermuda) LTD.	Global IR Partners
+886-6-507-7712	+1-914-337-8801
s.k._chen@chipmos.com	dpasquale@globalirpartners.com

ChipMOS SELLS SPANSION CLAIM TO CITIGROUP

Hsinchu, Taiwan, January 14, 2010 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (NASDAQ: IMOS) today announced that the Company’s subsidiary ChipMOS TECHNOLOGIES, INC. (“ChipMOS Taiwan”) has entered into a Revised Term Sheet that it anticipates will lead to a definitive agreement to sell to Citigroup Financial Products Inc. (“Citigroup”) the general unsecured claim reflected in the proof of claim against Spansion Inc., Spansion Technology LLC, Spansion LLC, Spansion International Inc. and Cerium Laboratories LLC (collectively, “Spansion”) filed by ChipMOS Taiwan in United States Bankruptcy Court.

The claim that is the subject of the Revised Term Sheet includes accounts receivable for testing and assembly services provided to Spansion in the amount of approximately US$66 million to US$70 million (the “Undisputed Claim”). The purchase price for the Undisputed Claim is expected to be approximately US$33 million to US$35 million, payable upon ChipMOS Taiwan’s and Citigroup’s execution and delivery of a definitive agreement containing the claim sale terms and conditions.

In addition, the Revised Term Sheet also contemplates the sale of breach of contract and liquidated damages rights against Spansion in the amount of approximately US$234 million (the “Damages Claim”). The Purchase Price for the Damages Claim is expected to be approximately US$117 million, contingent on allowance of this claim by a final adjudication of the United States Bankruptcy Court. The purchase price for the Damages Claim is payable to ChipMOS Taiwan to the extent that the court allows this claim.

ChipMOS Taiwan’s and Citigroup’s rights and obligations regarding the transfer of the claim to Citigroup are subject to ChipMOS Taiwan’s and Citigroup’s negotiation, execution and delivery of a definitive agreement containing the claim sale terms and conditions.

The Company also announced today that Fulcrum Credit Partners LLC (“Fulcrum”) has filed a complaint with the District Court of Travis County, Texas, naming as defendants ChipMOS Taiwan, the Company’s subsidiary ChipMOS USA and Citigroup. The complaint alleges that ChipMOS Taiwan and Fulcrum reached an agreement for the sale of the general unsecured claim reflected in the proof of claim filed by ChipMOS Taiwan in the Spansion bankruptcy proceeding. Fulcrum’s complaint seeks a declaratory judgment that ChipMOS Taiwan and Fulcrum have a binding agreement for the sale of the claim, an unspecified amount of actual, consequential and exemplary damages and other relief. The Company denies these allegations and intends to vigorously contest these matters.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.